

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2026

David Bailey
Chief Executive Officer
Nakamoto Inc.
300 10th Ave South
Nashville, TN 37203

  Re: Nakamoto Inc.
    Registration Statement on Form S-3
    Filed April 9, 2026
    File No. 333-294960

Dear David Bailey:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Lin at 202-551-3552 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Crypto Assets

cc: Michael S. Lee